EXHIBIT 8.1

Principal Subsidiaries and VIE of Dunxin Financial Holdings Limited

Subsidiaries:

•	True Silver Limited, a British Virgin Islands company

•	Chutian Financial Holdings (Hong Kong) Limited, a Hong Kong company

•	Wuhan Chutian Investment Holdings. LTD.. a PRC company

Variable Interest Entity:

•	Hubei Chutian Microfinance Co., Ltd., a PRC company